

FORM 11-K

07072089

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2005 to December 31, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**
For the transition period from ____________________ to ____________________


RECD S.E.C.
JUL 2 - 2007
1086

Commission file number 1-3011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the two fiscal years of the plan (or such lesser period as the plan has in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933.The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Valspar Profit Sharing Retirement Plan
The Valspar 401(k) Employee Stock Ownership for Hourly Employees
The Valspar 401(k) Employee Stock Ownership for Salaried Employees

Date 6/29/07

Tyler N. Treat
Chair of Benefits Administrative
Committee of The Valspar Corporation

*Print name and title of the signing officer under his signature.

Exhibit 99.11

CERTIFICATION PURSUANT TO
18 U.S.C. ss. 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Valspar Corporation 401 (k) Employee Stock Ownership Plan for Hourly Employees, The Valspar Corporation 401 (k) Employee Stock Ownership Plan for Salaried Employees and the Valspar Profit Sharing Retirement Plan on form 11-K for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tyler N. Treat, the Chair of the Benefits Administrative Committee of The Valspar Corporation, certify, pursuant to 18 U.S.C. ss. 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Action of 2002, that:

1. The Report fully complies with the requirements of Section 13 (a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information in the report fairly presents, in all material respects, the net assets available for benefits of the Plans.

Date: 6/29/2007

By:



Tyler N. Treat
Chair of Benefits Administrative
Committee of The Valspar Corporation

McGladrey & Pullen

Certified Public Accountants

The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees

Financial Report
December 31, 2006



Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of net assets available for benefits 2

Statement of changes in net assets available for benefits 3

Notes to financial statements 4 - 8

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
The Valspar 401(k) Employee Stock Ownership Plan
for Hourly Employees
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the change in its net assets available for benefits for the year ended December 31, 2006, in conformity with U. S. generally accepted accounting principles.

As discussed in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP No. 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, as of December 31, 2006 and 2005.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 28, 2007

The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

Assets		**2006**		2005
Investments, at fair value (Note 3):				
Interest in The Valspar Corporation Master Trust	**$**	**68,141,419**	$	57,233,889
Loans (Note 1)		**3,412,650**		3,399,088
Net assets available for benefits, at fair value		**71,554,069**		60,632,977
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 1)		**76,466**		90,986
Net assets available for benefits	**$**	**71,630,535**	$	60,723,963

See Notes to Financial Statements.

The Valspar 401(K) Employee Stock Ownership Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions to net assets attributed to:	
Employee contributions	$ 4,794,201
Employer contributions	1,549,299
Transfer from Samuel Cabot, Inc. Hourly Savings Plan (Note 1)	1,686,546
Interest in investment income of The Valspar Corporation Master Trust (Note 3)	7,081,726
Interest income from loans	231,150
	15,342,922
Deductions from net assets attributed to:	
Distributions to participants	6,028,164
Other	157,918
	6,186,082
	9,156,840
Transfers from The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees	1,749,732
Net increase	10,906,572
Net assets available for benefits:	
Beginning of year	60,723,963
End of year	$ 71,630,535

See Notes to Financial Statements.

The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements

Note 1. Description of the Plan

The following description of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined contribution plan that is available to all hourly employees and provides for retirement benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity) (the Trustee) to be the trustee of the Plan.

Eligibility: Individuals become eligible to defer wages on the first of the month after the date of hire or the first day of the month after 30 days of employment. Participants must complete one year of service to share in the Company's contributions to the Plan.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax or after-tax basis subject to certain limits. The Company has agreed to contribute an amount equal to one-half of the first 6 percent of each employee's contribution (to a maximum match of 3 percent of eligible wages). Additionally, the Company contributes a performance-based matching contribution if the Company meets certain targeted earnings as defined in accordance with the Plan. There was no performance match for the years ended December 31, 2006 and 2005.

Vesting: Employee contributions vest immediately, and Company contributions vest after three years of service (except for instances when participants attain the normal retirement age or after reaching age 60, are terminated (i) on account of permanent disability or (ii) on account of elimination of the participant's job, or upon death, under which circumstances the participant becomes immediately vested).

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contribution in the year of forfeiture. Total forfeitures were approximately $25,000 and $31,000 in the years ended December 31, 2006 and 2005, respectively.

Investment options: Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company. All Company matching contributions are invested in Company stock. Employees have the ability to diversify all employee contributions. Employees can also have full diversification of the Company's matching contribution.

Participant accounts: Each participant's account is credited with the participant's contributions, the Company's matching contributions, the Company's additional discretionary matching contributions, if any, and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined.

Dividends: Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on Valspar common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $3,963,000 and $3,674,000 in the years ended December 31, 2006 and 2005, respectively. For the years ended December 31, 2006 and 2005, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled approximately $2,881,000 and $1,306,000 on the master trust level, respectively.

Note 1. Description of the Plan (Continued)

Benefits paid to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Loans: Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Interest rates ranged from 4.00 percent to 9.25 percent for the year ended December 31, 2006. Principal and interest are paid through after-tax payroll deductions over the term of the notes, which expire through 2032. The loan balances at December 31, 2006 and 2005, were approximately $3,413,000 and $3,399,0000, respectively.

Plan administration: The Plan is administered by The Valspar Corporation, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

Acquisition: In 2005, the Company acquired the assets of Samuel Cabot, Inc. Effective January 1, 2006, the assets of the Samuel Cabot, Inc. Hourly Savings Plan were transferred into the Plan.

New accounting pronouncements: As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and Statement of Position No. 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP). The FSP requires the statement of net assets available for benefits to present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the statement of net assets available for benefits as of December 31, 2005.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements.* SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Note 2. Significant Accounting Policies (Continued)

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment valuation: Investments in the Valspar Corporation Master Trust are stated at current fair value as determined by the Trustee, which holds the various investments. The Trustee values securities that are traded on a national exchange at the last reported sales price on the last business day of the reporting period; investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and ask prices. The investments in the fully benefit-responsive investment contract (common/collective trust) are stated at contract value, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. Investments in the Valspar Corporation stock are recorded at the net underlying net asset value per unit as determined by the Plan's Trustee, which approximates fair value based on the quoted market price of the Company common stock. Purchases and sales of investments are recorded on a trade-date basis, and dividends are recorded on the ex-dividend date. Investments in participant loans are valued at the principal balance of the loan, which approximates fair value.

Benefits paid to participants in shares of the Company are valued at fair value at the date paid.

Revenue recognition: Interest income is recorded on the accrual basis. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on March 2, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 3. Investments

Assets of the Plan are held in the Master Trust. The Master Trust also holds assets of The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees and The Valspar Profit Sharing Retirement Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

Note 3. Investments (Continued)

The Plan's interest in the fair value of the Master Trust was 12.2 percent and 11.6 percent on December 31, 2006 and 2005, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity and Wells Fargo. The Plan's investment returns may not approximate these percent interests due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including employer stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	December 31	
	2006	2005
Fidelity U.S. Equity Index Fund	$ 43,197,824	$ 38,799,000
Wells Fargo Small Company Growth Fund I	34,864,758	32,215,823
Western Asset Core Fund	23,485,479	21,953,927
Alliance Growth Fund	39,373,898	41,010,129
Fidelity Managed Income Portfolio II Fund	67,270,944	68,116,140
The Valspar Corporation Stock Fund	237,928,360	222,737,795
Dodge & Cox Stock Fund	58,293,583	41,206,753
Fidelity Diversified International Fund	37,207,993	23,027,720
Marsico Focus Fund	6,030,727	2,891,742
Fidelity Freedom Income Fund	405,585	-
Fidelity Freedom 2010 Fund	2,938,413	-
Fidelity Freedom 2020 Fund	1,242,907	-
Fidelity Freedom 2030 Fund	552,435	-
Fidelity Freedom 2040 Fund	471,886	-
Fidelity Freedom 2015 Fund	1,728,885	-
Fidelity Freedom 2025 Fund	1,761,578	-
Fidelity Freedom 2035 Fund	1,065,633	-
Fidelity Freedom 2045 Fund	379,167	-
Fidelity Freedom 2050 Fund	86,548	-
	$ 558,286,603	$ 491,959,029

The net investment income of the Master Trust for the year ended December 31, 2006, is as follows:

Dividends	$ 17,300,103
Net appreciation in fair value of investments	40,056,813
	$ 57,356,916

Note 4. Transactions With Parties-in-Interest

Origination and record-keeping fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2006 and 2005, the Master Trust purchased 858,812 shares and 650,739 shares of common stock of the Company at a cost of approximately $22,934,000 and $22,407,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $3,963,000 and $3,674,000 in the years ended December 31, 2006 and 2005, respectively. These transactions are exempt party-in-interest transactions.

Note 5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:

Net assets available for benefits per the financial statements	$ 71,630,535
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	76,466
Net assets available for benefits per Form 5500	$ 71,554,069

The following is a reconciliation of the net increase in net assets available for benefits per the financial statement to the Form 5500 for the year ended December 31, 2006:

Net increase in net assets available for benefits per the financial statements	$ 10,906,572
Less: Change in fair value adjustments for fully benefit-responsive investment contracts	14,520
Net increase in net assets available for benefits per the Form 5500	$ 10,921,092

McGladrey & Pullen

Certified Public Accountants



The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees

Financial Report
December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of net assets available for benefits 2

Statement of changes in net assets available for benefits 3

Notes to financial statements 4 - 8

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
The Valspar 401(k) Employee Stock Ownership Plan
for Salaried Employees
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the change in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP No. 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, as of December 31, 2006 and 2005.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 28, 2007

The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

Assets	**2006**	2005
Investments, at fair value (Note 3):		
Interest in The Valspar Corporation Master Trust	**$ 215,196,819**	$ 181,497,818
Loans (Note 1)	**3,465,072**	3,076,295
Net assets available for benefits, at fair value	**218,661,891**	184,574,113
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 1)	**244,062**	267,054
Net assets available for benefits	**$ 218,905,953**	$ 184,841,167

See Notes to Financial Statements.

The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions to net assets attributed to:	
Employee contributions	$ 13,973,465
Employer contributions	4,330,508
Transfer from Samuel Cabot, Inc. Employees' Savings Plan (Note 1)	6,455,439
Interest in investment income of The Valspar Corporation Master Trust (Note 3)	23,197,737
Interest income from loans	225,088
	48,182,237
Deductions from net assets attributed to:	
Distributions to participants	12,253,915
Other	113,804
	12,367,719
	35,814,518
Transfers to The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees	(1,749,732)
Net increase	34,064,786
Net assets available for benefits:	
Beginning of year	184,841,167
End of year	$ 218,905,953

See Notes to Financial Statements.

Note 1. Description of the Plan

The following description of The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined contribution plan that is available to all salaried employees and provides for retirement benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity) (the Trustee) to be the trustee of the Plan.

Eligibility: Individuals become eligible to defer wages on the first of the month after the date of hire or the first day of the month after 30 days of employment. Participants must complete one year of service to share in the Company's contributions to the Plan.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax or after-tax basis subject to certain limits. The Company has agreed to contribute an amount equal to one-half of the first 6 percent of each employee's contribution (to a maximum match of 3 percent of eligible wages). Additionally, the Company contributes a performance-based matching contribution if the Company meets certain targeted earnings as defined in accordance with the Plan. There was no performance match for the years ended December 31, 2006 and 2005.

Vesting: Employee contributions vest immediately, and Company contributions vest after three years of service (except for instances when participants attain the normal retirement age or after reaching age 60, are terminated (i) on account of permanent disability or (ii) on account of elimination of the participant's job, or upon death, under which circumstances the participant becomes immediately vested).

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contribution in the year of forfeiture. Total forfeitures were approximately $40,000 and $14,000 in the years ended December 31, 2006 and 2005, respectively.

Investment options: Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company. All Company matching contributions are invested in Company stock. Employees have the ability to diversify all employee contributions. Employees also have full diversification of the Company's matching contribution.

Participant accounts: Each participant's account is credited with the participant's contributions, the Company's matching contributions, the Company's additional discretionary matching contributions, if any, and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined.

Dividends: Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on Valspar common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $3,963,000 and $3,674,000 in the years ended December 31, 2006 and 2005, respectively. For the years ended December 31, 2006 and 2005, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled approximately $2,881,000 and $1,306,000 on the master trust level, respectively.

Note 1. Description of the Plan (Continued)

Benefits paid to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Loans: Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. The repayment period is not to exceed 60 months. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Interest rates ranged from 4 percent to 10 percent for the year ended December 31, 2006. Principal and interest are paid through after-tax payroll deductions over the terms of the notes, which expire through 2011. The loan balances at December 31, 2006 and 2005, were approximately $3,465,000 and $3,076,000, respectively.

Plan administration: The Plan is administered by The Valspar Corporation, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

Acquisition: In 2005, the Company acquired the assets of Samuel Cabot, Inc. Effective January 1, 2006, the assets of the Samuel Cabot, Inc. Employees' Savings Plan were transferred into the Plan.

New accounting pronouncements: As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and Statement of Position No. 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide* and *Defined-Contribution Health and Welfare and Pension Plans* (the FSP). The FSP requires the statement of net assets available for benefits to present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the statement of net assets available for benefits as of December 31, 2005.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note 2. Significant Accounting Policies (Continued)

Investment valuation: Investments in the Valspar Corporation Master Trust are stated at current fair value as determined by the Trustee, which holds the various investments. The Trustee values securities that are traded on a national exchange at the last reported sales price on the last business day of the reporting period; investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and ask prices. The investments in the fully benefit-responsive investment contract (common/collective trust) are stated at contract value, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. Investments in the Valspar Corporation stock are recorded at the net underlying net asset value per unit as determined by the Plan's Trustee, which approximates fair value based on the quoted market price of the Company common stock. Purchases and sales of investments are recorded on a trade-date basis, and dividends are recorded on the ex-dividend date. Investments in participant loans are valued at the principal balance of the loan, which approximates fair value.

Benefits paid to participants in shares of the Company are valued at fair value at the date paid.

Revenue recognition: Interest income is recorded on the accrual basis. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on March 2, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 3. Investments

Assets of the Plan are held in the Master Trust. The Master Trust also holds assets of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees and The Valspar Profit Sharing Retirement Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

The Plan's interest in the fair value of the Master Trust was 38.6 percent and 37.1 percent on December 31, 2006 and 2005, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity and Wells Fargo. The Plan's investment returns may not approximate these percent interests due to the mix of Master Trust investments held by the Plan.

Note 3. Investments (Continued)

The Plan provides for investments in various investment securities, including employer stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	December 31	
	2006	2005
Fidelity U.S. Equity Index Fund	$ 43,197,824	$ 38,799,000
Wells Fargo Small Company Growth Fund I	34,864,758	32,215,823
Western Asset Core Fund	23,485,479	21,953,927
Alliance Growth Fund	39,373,898	41,010,129
Fidelity Managed Income Portfolio II Fund	67,270,944	68,116,140
The Valspar Corporation Stock Fund	237,928,360	222,737,795
Dodge & Cox Stock Fund	58,293,583	41,206,753
Fidelity Diversified International Fund	37,207,993	23,027,720
Marsico Focus Fund	6,030,727	2,891,742
Fidelity Freedom Income Fund	405,585	-
Fidelity Freedom 2010 Fund	2,938,413	-
Fidelity Freedom 2020 Fund	1,242,907	-
Fidelity Freedom 2030 Fund	552,435	-
Fidelity Freedom 2040 Fund	471,886	-
Fidelity Freedom 2015 Fund	1,728,885	-
Fidelity Freedom 2025 Fund	1,761,578	-
Fidelity Freedom 2035 Fund	1,065,633	-
Fidelity Freedom 2045 Fund	379,167	-
Fidelity Freedom 2050 Fund	86,548	-
	$ 558,286,603	$ 491,959,029

The net investment income of the Master Trust for the year ended December 31, 2006, is as follows:

Dividends	$ 17,300,103
Net appreciation in fair value of investments	40,056,813
	$ 57,356,916

Note 4. Transactions With Parties-in-Interest

Origination and record-keeping fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2006 and 2005, the Master Trust purchased 858,812 shares and 650,739 shares of common stock of the Company at a cost of approximately $22,934,000 and $22,407,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $3,963,000 and $3,674,000 in the years ended December 31, 2006 and 2005, respectively. These transactions are exempt party-in-interest transactions.

Note 5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:

Net assets available for benefits per the financial statements	$ 218,905,953
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	244,062
Net assets available for benefits per Form 5500	$ 218,661,891

The following is a reconciliation of the net increase in net assets available for benefits per the financial statement to the Form 5500 for the year ended December 31, 2006:

Net increase in net assets available for benefits per the financial statements	34,064,786
Add: Change in fair value adjustments for fully benefit-responsive investment contracts	22,992
Net increase in net assets available for benefits per the Form 5500	$ 34,087,778

McGladrey & Pullen
Certified Public Accountants

The Valspar Profit Sharing Retirement Plan



Financial Report
December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of net assets available for benefits 2

Statement of changes in net assets available for benefits 3

Notes to financial statements 4 - 8

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
The Valspar Profit Sharing Retirement Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of The Valspar Profit Sharing Retirement Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the change in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP No. 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, as of December 31, 2006 and 2005.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 28, 2007

The Valspar Profit Sharing Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

Assets	2006	2005
Investments, at fair value (Note 3):		
Interest in The Valspar Corporation Master Trust	$ 274,948,365	$ 252,242,297
Loans (Note 1)	1,514,716	1,503,331
Total investments	276,463,081	253,745,628
Employer contributions receivable	14,874,389	13,858,680
Net assets available for benefits, at fair value	291,337,470	267,604,308
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 1)	470,904	626,985
Net assets available for benefits	$ 291,808,374	$ 268,231,293

See Notes to Financial Statements.

The Valspar Profit Sharing Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions to net assets attributed to:	
Employee contributions	$ 4,392,544
Employer contributions	14,874,389
Interest in investment income of The Valspar Corporation Master Trust (Note 3)	27,077,453
Interest income from loans	94,060
	46,438,446
Deductions from net assets attributed to:	
Distributions to participants	22,353,243
Other	508,122
	22,861,365
Net increase	23,577,081
Net assets available for benefits:	
Beginning of year	268,231,293
End of year	$ 291,808,374

See Notes to Financial Statements.

Note 1. Description of the Plan

The following brief description of the Valspar Profit Sharing Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for substantially all employees who are not participants in a defined benefit retirement plan sponsored by the Company. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity) (the Trustee) to be the trustee of the Plan.

Eligibility: Under the Plan, employees must be employed by the Company for 12 consecutive months, complete a minimum of 1,000 hours of service during the year, and be employed by the Company on the last day of the plan year to share in the Company's contribution to the Plan.

Contributions: The Company (the Plan Sponsor) annually determines the amount of the employer contribution. Certain employees are eligible for the cash option of the Plan. The cash option allows participants to choose to receive 4 percent of their compensation as a cash payment or to defer this amount as an employee contribution into the Plan. The employer can also make a discretionary contribution between 0 percent and 6 percent of a participant's compensation. For the plan years ended December 31, 2006 and 2005, the employer made a 6 percent discretionary contribution for all participants. Highly compensated and certain other employees are ineligible for the cash option and receive the guaranteed 4 percent of compensation along with their year-end discretionary contribution at the end of the year. All assets of the Plan are to be held for the exclusive benefit of the participants or their beneficiaries.

Vesting: Employee contributions vest immediately, and Company contributions vest after three years of service (except for instances when participants attain the normal retirement age or after reaching age 60, are terminated (i) on account of permanent disability or (ii) on account of elimination of the participant's job, or upon death, under which circumstances the participant becomes immediately vested).

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contribution in the year of forfeiture. Total forfeitures were approximately $77,000 and $47,000 in the years ended December 31, 2006 and 2005, respectively.

Investment options: Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company. All Company matching contributions are invested in Company stock. Employees have the ability to diversify all employee contributions. Employees can also have full diversification of the Company's matching contribution.

Participant accounts: Each participant receives the guaranteed 4 percent of their compensation. If the participant is non–highly compensated, they receive the guaranteed 4 percent throughout the year and have the ability to elect to defer the 4 percent to the Plan or take it as a cash payment. All highly compensated employees receive the guaranteed 4 percent at the end of the year with no ability to elect to take it as a cash payment. Also included in the participant accounts is the Company's additional discretionary contribution (0 percent to 6 percent), if any, and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined.

Note 1. Description of the Plan (Continued)

Dividends: Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on Valspar common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $3,963,000 and $3,674,000 in the years ended December 31, 2006 and 2005, respectively. For the years ended December 31, 2006 and 2005, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled approximately $2,881,000 and $1,306,000 on the master trust level, respectively.

Benefits paid to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Loans: Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Interest rates ranged from 5 percent to 10 percent for the year ended December 31, 2006. Principal and interest are paid through after-tax payroll deductions over the term of the notes, which expire through 2012. The loan balances at December 31, 2006 and 2005, were approximately $1,515,000 and $1,503,000, respectively.

Plan administration: The Plan is administered by The Valspar Corporation, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

New accounting pronouncements: As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and Statement of Position No. 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide* and *Defined-Contribution Health and Welfare and Pension Plans* (the FSP). The FSP requires the statement of net assets available for benefits to present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the statement of net assets available for benefits as of December 31, 2005.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment valuation: Investments in the Valspar Corporation Master Trust are stated at current fair value as determined by the Trustee, which holds the various investments. The Trustee values securities that are traded on a national exchange at the last reported sales price on the last business day of the reporting period; investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and ask prices. The investments in the fully benefit-responsive investment contract (common/collective trust) are stated at contract value, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. Investments in the Valspar Corporation stock are recorded at the net underlying net asset value per unit as determined by the Plan's Trustee, which approximates fair value based on the quoted market price of the Company's common stock. Purchases and sales of investments are recorded on a trade-date basis, and dividends are recorded on the ex-dividend date. Investments in participant loans are valued at the principal balance of the loan, which approximates fair value.

Benefits paid to participants in shares of the Company stock are valued at fair value at the date paid.

Revenue recognition: Interest income is recorded on the accrual basis. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on February 27, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, all participants would become fully vested in their accounts.

Note 3. Investments

Assets of the Plan are held in the Master Trust. The Master Trust also holds assets of The Valspar 401(k) Employee Stock Ownership Plans.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

The Plan's interest in the fair value of the Master Trust was 49.2 percent and 51.3 percent on December 31, 2006 and 2005, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity and Wells Fargo. The Plan's investment returns may not approximate these percent interests due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including employer stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	December 31	
	2006	2005
Fidelity U.S. Equity Index Fund	$ 43,197,824	$ 38,799,000
Wells Fargo Small Company Growth Fund I	34,864,758	32,215,823
Western Asset Core Fund	23,485,479	21,953,927
Alliance Growth Fund	39,373,898	41,010,129
Fidelity Managed Income Portfolio II Fund	67,270,944	68,116,140
The Valspar Corporation Stock Fund	237,928,360	222,737,795
Dodge & Cox Stock Fund	58,293,583	41,206,753
Fidelity Diversified International Fund	37,207,993	23,027,720
Marsico Focus Fund	6,030,727	2,891,742
Fidelity Freedom Income Fund	405,585	-
Fidelity Freedom 2010 Fund	2,938,413	-
Fidelity Freedom 2020 Fund	1,242,907	-
Fidelity Freedom 2030 Fund	552,435	-
Fidelity Freedom 2040 Fund	471,886	-
Fidelity Freedom 2015 Fund	1,728,885	-
Fidelity Freedom 2025 Fund	1,761,578	-
Fidelity Freedom 2035 Fund	1,065,633	-
Fidelity Freedom 2045 Fund	379,167	-
Fidelity Freedom 2050 Fund	86,548	-
	$ 558,286,603	$ 491,959,029

Note 3. Investments (Continued)

The net investment income of the Master Trust for the year ended December 31, 2006, is as follows:

Dividends	$ 17,300,103
Net appreciation in fair value of investments	40,056,813
	$ 57,356,916

Note 4. Transactions With Parties-in-Interest

Origination and record-keeping fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2006 and 2005, the Master Trust purchased 858,812 shares and 650,739 shares of common stock of the Company at a cost of approximately $22,934,000 and $22,407,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $3,963,000 and $3,674,000 in the years ended December 31, 2006 and 2005, respectively. These transactions are exempt party-in-interest transactions.

Note 5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:

Net assets available for benefits per the financial statements	$ 291,808,374
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	470,904
Net assets available for benefits per Form 5500	$ 291,337,470

The following is a reconciliation of the net increase in net assets available for benefits per the financial statement to the Form 5500 for the year ended December 31, 2006:

Net increase in net assets available for benefits per the financial statement	$ 23,577,081
Add: Change in fair value adjustments for fully benefit-responsive investment contracts	156,081
Net increase in net assets available for benefits per the Form 5500	$ 23,733,162

END